EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Form S-1 Registration Statement of Superconductor Technologies Inc. (the “Company”) on Form S-3 (Registration No. 333-189006) of our report, which includes an explanatory paragraph which raises substantial doubt about the Company’s ability to continue as a going concern, dated March 28, 2014, with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 appearing in the Annual Report on Form 10-K of Superconductor Technologies Inc. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Los Angeles, CA

April 25, 2014